Exhibit 99.4

ENEL CHILE S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results for the Three Months Ended March 31, 2018 and 2017.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017 and the notes thereto (the “Unaudited Interim Financial Statements”) of Enel Chile S.A. (“we”, “us”, or the “Company”) included as Exhibit 99.1 to our Report on Form 6-K dated May 30, 2018. The Unaudited Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate, through our subsidiaries, electricity generation and distribution companies in Chile. Our revenues, income and cash flows primarily come from the operations of our subsidiaries and associates in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the periods covered by the Unaudited Interim Financial Statements, is partially discussed below. For additional information see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” in our Annual Report on Form 20-F for the year ended December 31, 2017, as amended (the “2017 Form 20-F”).

Generation Business: Our electricity generation business is conducted through Enel Generación Chile S.A. (“Enel Generación”). A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our installed capacity as of March 31, 2018 and December 31, 2017 was 6,351 MW, of which 55% was hydroelectric. Hydroelectric generation was 2,534 GWh and 2,113 GWh in the three months ended March 31, 2018 and 2017, respectively. Despite the 20% increase in hydroelectric generation during the first quarter of 2018 as a result of higher water availability, total electricity generation reached 4,278 GWh, 2.5% less than the 4,387 GWh generation in the same period in 2017, due to 529 GWh lower thermal dispatch. Our physical sales in the first quarter of 2018 amounted to 5,646 GWh, representing a 3% decrease from the same period in 2017, mainly due to lower sales in the spot market.

Distribution Business: Our electricity distribution business is conducted through Enel Distribución Chile S.A. (“Enel Distribución”) in the Santiago metropolitan area, providing electricity to almost 1.9 million customers. For the three months ended March 31, 2018, electricity sales amounted to 4,075 GWh, representing a 2% increase compared to the same period in 2017 due to higher toll revenues and higher sales to residential customers.

Economic Conditions: Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. As of March 31, 2018 and 2017, the U.S. dollar Observed Exchange Rate was Ch$603.39 and Ch$663.97 per US$1.00, respectively. For additional information, see “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities” and “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” in our 2017 Form 20-F.

Critical Accounting Policies: Our critical accounting policies are consistent with those described in Notes 2 and 3 of the Notes to our consolidated financial statements in Item 8 of our 2017 Form 20-F. For the three-month period ended March 31, 2018, except for the adoption of IFRS 9 and IFRS 15, there were no material changes in our critical accounting policies or the methodologies or assumptions we have applied under them since December 31, 2017. Please see Note 2.2 of the Notes to the Unaudited Interim Financial Statements for information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Three Months Ended March 31, 2018 and 2017

Consolidated Revenues

The following table sets forth our revenues by reportable segment for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Generation Business
Enel Generación and subsidiaries	349,891	383,413	(33,522)	(8.7)
Distribution Business
Enel Distribución and subsidiaries	303,454	318,619	(15,165)	(4.8)
Non-electricity business and consolidation adjustments	(91,862)	(107,594)	15,732	(14.6)

Total Revenues	561,483	594,438	(32,955)	(5.5)

Generation Business: Revenues

Revenues from our generation business decreased during the first three months of 2018 compared to the same period in 2017. The decrease was mainly due to (i) Ch$26.4 billion lower revenues from energy sales, which was primarily attributable to (a) Ch$29.6 billion associated with a lower energy average sales price of 10.4%, and (b) lower physical sales of 148 GWh, amounting to Ch$11.8 billion in lower revenues, mainly as a result of the absence of sales in the spot market, which was partially compensated by Ch$10.2 billion of higher revenues from exchange rate derivatives, and (ii) Ch$7.0 billion of lower natural gas sales.

Distribution Business: Revenues

Revenues from our distribution business decreased during the first quarter of 2018 compared to the same period in 2017, primarily due to Ch$13.0 billion in lower toll revenues and lower revenues from street lighting services of Ch$2.7 billion. The number of customers rose by 49,781 for the first three months of 2018 compared to the same period in 2017, totaling 1,889,468, mainly new residential customers.

Consolidated Operating Costs

Our operating costs are primarily energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following table sets forth the principal items for consolidated operating cost for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Energy purchases	209,724	206,050	3,674	1.8
Fuel consumption	54,292	84,222	(29,930)	(35.5)
Transportation costs	47,186	48,255	(1,069)	(2.2)
Other variable procurement and services	19,419	31,095	(11,675)	(37.5)

Total consolidated operating costs	330,621	369,622	(39,001)	(10.6)

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Generation Business
Enel Generación and subsidiaries	191,157	225,449	(34,291)	(15.2)
Distribution Business
Enel Distribución and subsidiaries	234,225	252,066	(17,841)	(7.1)
Non-electricity business activities and consolidation adjustments	(94,762)	(107,893)	13,132	(12.2)

Total consolidated operating costs (excluding selling and administrative expenses)	330,621	369,622	(39,001)	(10.6)

Generation Business: Operating Costs

Operating costs of our generation business decreased in the first three months of 2018 compared to the same period in 2017, mainly due to a (i) Ch$29.9 billion decrease in fuel consumption, primarily due to Ch$27.8 million of lower gas consumption costs as a result of reduced thermal operation partly related to better water availability during the first quarter of 2018, and (ii) Ch$7.2 billion lower other variable procurement and services costs, which was mostly attributable to (a) Ch$3.8 billion lower costs in the gas commercialization business, (b) Ch$3.8 billion lower costs related to the lease agreement with AES Gener that allows Enel Generación to use its available LNG at AES Gener’s Nueva Renca combined-cycle power plant, which directly compensates other variable procurement and services costs and (c) Ch$2.4 billion of lower thermal emissions taxes, all of which was partially compensated by Ch$2.7 billion greater commodity derivatives costs.

Distribution Business: Operating Costs

Operating costs of our distribution business decreased during the first quarter of 2018 compared to the same period in 2017, mainly due to (i) lower transportation expenses of Ch$13.4 billion and (ii) Ch$1 billion of lower costs associated with construction and modification of electricity connections and (iii) Ch$1.0 billion of lower costs of goods and services associated with our non-electricity business.

Consolidated Selling and Administrative Expenses

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following tables set forth the consolidated selling and administrative expenses by category and by reportable segment for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Depreciation, amortization and impairment losses	38,239	39,681	(1,443)	(3.6)
Other fixed costs	29,685	26,180	3,504	13.4
Employee benefit expense and others	26,406	29,498	(3,092)	(10.5)

Total consolidated selling and administrative expenses	94,329	95,359	(1,030)	(1.1)

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Generation Business
Enel Generación and subsidiaries	58,949	59,085	(136)	(0.2)
Distribution Business
Enel Distribución and subsidiaries	32,056	34,423	(2,368)	(6.9)
Non-electricity business and consolidation adjustments	3,325	1,851	1,474	79.6

Total consolidated selling and administrative expenses	94,329	95,359	(1,030)	(1.1)

Consolidated selling and administrative expenses slightly decreased during the first quarter of 2018 compared to the same period in 2017, mainly due to a reduction in expenses of the distribution business. In the generation business, we had Ch$2 billion of higher employee expenses mainly associated with bonuses granted to employees in the context of the new collective bargaining carried out with our labor unions. This was partially offset by lower depreciation and amortization of Ch$1.4 billon primarily as a consequence of assets that were totally depreciated during the last quarter of 2017. Selling and administrative expenses in our distribution business decreased during the first three months of 2018 compared to the same period in 2017, primarily due to Ch$5.8 billion reduction in employee expenses mainly attributable to lower extraordinary non-recurring employee bonuses paid during the first quarter of 2017 relating to agreements carried out with our labor unions, which expense reduction was partially offset by Ch$2.8 billion of higher other fixed costs, mainly attributable to the tree-trimming plan.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Generation Business
Enel Generación and subsidiaries	99,785	98,880	905	0.9
Distribution Business
Enel Distribución and subsidiaries	37,173	32,129	5,044	15.7
Non-electricity business and consolidation adjustments	(425)	(1,552)	1,127	(72.6)

Total consolidated operating income	136,534	129,458	7,076	5.5

Operating margin from continuing operations(1)	24.3%	21.8%	—	—

(1)	Operating margin, a measure of efficiency, represents income as a percentage of revenues.

Our operating income and operating margin for the three first months of 2018 increased compared to the same period in 2017 primarily due to the decrease in consolidated operating costs.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Financial results
Financial income	5,854	4,993	862	17.3
Financial costs	(12,789)	(13,141)	352	2.7
Gain from indexed assets and liabilities	159	(91)	250	n.a.
Foreign currency exchange differences	(411)	4,061	(4,472)	(110.1)

Total financial results	(7,187)	(4,179)	(3,008)	(72.0)
Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	2,240	(695)	2,935	n.a.
Gain from sales of assets	—	104,902	(104,902)	(100.0)

Total Other results	2,240	104,208	(101,967)	(97.9)

Total Consolidated Financial and Other results	(4,946)	100,029	(104,975)	(104.9)

Financial Results

We recorded a higher net financial expense for the three-month period ended March 31, 2018 compared to the same period in 2017. This is primarily attributable to the loss from foreign currency exchange differences compared to the gain during the first quarter of 2017. The variation is mainly due to a Ch$4.4 billion decrease in positive exchange differences on cash and cash equivalents.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method increased as a result of increases from Centrales Hidroeléctricas de Aysén S.A. and GNL Chile S.A. of Ch$2.6 billion and Ch$0.3 billion, respectively. In addition, we did not register any gain from the sale of assets during this first quarter of 2018, while during the same period in 2017, we recorded a Ch$104.8 billion gain from the sale of shareholdings in Electrogas.

Consolidated Income Tax Expenses

Consolidated income tax expenses totaled Ch$32.5 billion during the first three months of 2018, a decrease of Ch$18 billion, or 35.7%, when compared to the same period in 2017.

The decrease in consolidated income tax expenses was primarily due to Ch$27.5 billion of lower tax expense related to the sale of the shareholding in Electrogas in 2017, which was partially offset by (i) Ch$3.9 billion higher tax expense associated with a tax credit recorded in the first quarter of 2017 in Enel Generación, (ii) higher expenses of Enel Chile, on a stand-alone basis, for Ch$1.8 billion, mainly due to lower deferred tax booking for tax losses, (iii) Ch$1.6 billion greater income tax expense related to the increase of the statutory tax rate, from 25.5% to 27%, and (iv) Ch$1.4 billion higher tax expense associated with better results in Enel Distribución.

The effective tax rate was 24.7% in the first quarter of 2018 compared to 22% in the same period in 2017. For further details, please refer to Note 17 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017	Change	Change
	(in millions of Ch$)		(in %)
Operating income	136,534	129,458	7,076	5.5
Other results	(4,946)	100,029	(104,975)	(104.9)

Net income before taxes	131,587	229,487	(97,900)	(42.7)
Income tax expenses	(32,515)	(50,564)	18,049	(35.7)

Consolidated Net income	99,072	178,922	(79,850)	(44.6)
Net income attributable to the Parent Company	70,129	116,623	(46,494)	(39.9)
Net income attributable to non-controlling interests	28,943	62,300	(33,357)	(53.5)